August 13, 2024

Gary S. Gillheeney
Chief Executive Officer, President and Chair of the Board of Directors Organogenesis Holdings Inc.
85 Dan Road
Canton, Massachusetts 02021

        Re: Organogenesis Holdings Inc.
            Registration Statement on Form S-3
            Filed August 8, 2024
            File No. 333-281392
Dear Gary S. Gillheeney:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ryan M. Rourke Reed